

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. III
317 University Ave, Suite 200
Palo Alto, CA 94301

> **Re: Social Capital Hedosophia Holdings Corp. III**
> **Registration Statement on Form S-1**
> **February 28, 2020**
> **File No. 333-236776**

Dear Mr. Palihapitiya:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Financial Statements, page F-1

1.   We note your response to comment 1. Please revise to include the unaudited financial information in a subsequent event footnote as we continue to question why the unaudited interim financial statements are appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　　Gregg A. Noel